SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                           United Retail Group, Inc.
                               (Name of Issuer)

               Units, each consisting of one share of Common
           Stock ($.001 Par Value) and the right to purchase one
       one-hundredth of a share of Preferred Stock ($.001 Par Value)
                       (Title of Class of Securities)

                                 911380103
                               (CUSIP Number)

 Raphael Benaroya; c/o United Retail Group, Inc., 365 West Passaic Street,
   -------------------------------------------------------------------------
                    Rochelle Park, NJ 07662; (201) 909-2000
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 30, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

CUSIP NO. 911380103

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RAPHAEL BENAROYA

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) | |
         (b) |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                   [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           7.       SOLE VOTING POWER
                                    2,546,203 UNITS
NUMBER OF
UNITS                      8.       SHARED VOTING POWER
BENEFICIALLY                        -0-
OWNED BY
REPORTING                  9.       SOLE DISPOSITIVE POWER
PERSON                              2,546,203 UNITS

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         2,546,203 UNITS

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN




CUSIP No. 911380103

                  STATEMENT ON SCHEDULE 13D AMENDMENT NO. 10
                  ------------------------------------------
                (originally dated July 12, 1993, as amended to
                       and including December 19, 2001)

Item 1.  Security and Issuer.

                  Units, each consisting of one share of Common Stock, $.001 par value per share, of United Retail Group, Inc. (the "Issuer") and the right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, of the Issuer (a "Unit"). The Issuer's address is 365 West Passaic Street, Rochelle Park, NJ 07662

Item 2.           Identity and Background.

                  (a) See Item 1 of the cover page for the name of the reporting person.

                  (b)  The business address of the reporting person is:

                  c/o United Retail Group, Inc.
                  365 West Passaic Street
                  Rochelle Park, NJ  07662

                  (c) The present principal occupation or employment of the reporting person is employee of the Issuer. The Issuer operates a chain of retail specialty stores, a catalog and an Internet website, all selling large size women's apparel, accessories and footwear.

                  (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) See Item 6 of the cover page for the citizenship of the reporting person.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On November 18, 1999, the reporting person purchased Units from the Issuer upon the exercise of the 1991 Performance Option to purchase 250,000 Units. He purchased 121,794 Units. The Board of Directors of the Issuer, with the reporting person abstaining, waived payment of the exercise price in cash. Instead, it permitted payment to be made by reducing the number of Units, 250,000, otherwise issuable upon exercise of the option by the number of Units having a fair market value on the date of exercise equal to the gross exercise price of $1,250,000. The option exercised was a nonqualified stock option under the Internal Revenue Code.

                  The Issuer made a loan to the reporting person in connection with the purchase of Units to finance the income taxes incurred by him. On November 30, 2001, that loan was consolidated with previous loans that had been extended by the Issuer to the reporting person to finance income taxes that he had incurred in connection with the exercise of another employee stock option on February 13, 1998. See ITEM 6, CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4.           Purpose of Transaction.

                  The reporting person purchased Units for investment.

                  The reporting person has no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, except through the exercise of employee stock options, or the disposition of securities of the Issuer, provided, however, that the reporting person may sell Units from time to time on the open market or in private transactions to raise funds to repay his obligations under the Consolidated Note, see ITEM 6, CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries except the sale of inventory in the ordinary course of business;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

                  (j)  Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number of Units beneficially owned by the reporting person, identifying Units which there is a right to acquire upon exercise of vested employee stock options, and the percentage of the Units owned beneficially by the reporting person are as follows:

                                 Units
                                 Under             Total
       Outstanding               Vested            Number            %
       Units Owned               Options           of Units          of Class

       2,299,731                 246,472           2,546,203         18.9

                  The aggregate number of Units beneficially owned excludes 80,000 Units held by a private charitable foundation, as to which the reporting person disclaims beneficial ownership.

                  (b) The reporting person did not effect any transaction involving Units during the last 60 days.

                  (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Units owned by the reporting person except with respect to Units pledged to secure payment of indebtedness of the reporting person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                           In connection with the purchase of Units on
                  November 18, 1999 by the reporting person (see, ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION), a loan was made to him by the Issuer to finance the income taxes incurred by him. The loan was in the amount of $533,158. Previous loans had been extended to the reporting person by the Issuer to finance income taxes that he had incurred in connection with the exercise of another employee stock option on February 13, 1998. All these loans and the interest accrued thereon have been consolidated in a note, dated November 30, 2001, of the reporting person to the order of the Issuer in the principal amount of $2,844,393 (the "Consolidated Note"), which matures on November 18, 2003 and provides for interest at the prime rate payable in cash on November 30, 2002 and at maturity.

                           The reporting person's Consolidated Note is a full
                  recourse obligation. It is incorporated herein by reference to Exhibit No. 1 hereto.

                           The terms of the reporting person's Consolidated
                  Note were approved by the Issuer's Board of Directors with the reporting person abstaining.

                           Payment of the reporting person's Consolidated Note
                  is secured by a pledge of 899,719 Units, which are included in the Outstanding Units Owned reported in ITEM 5(a), INTEREST IN SECURITIES OF THE ISSUER.

                           The Employment Agreement, dated November 20, 1998,
                  as amended, between the Issuer and the reporting person contains provisions that accelerate the exercisability of unvested employee stock options in the event of termination without cause, as defined in the Employment Agreement. In the event of termination without cause, unvested employee stock options to purchase 80,000 Units will become fully exercisable immediately. The Employment Agreement, as amended, and the stock option agreements also provide for the acceleration of unvested options in the event of a change of control of the Issuer, as defined therein.

                           The Employment Agreement, as amended, is
                  incorporated herein by reference to Exhibit Nos. 2 and 3 hereto.

Item 7.           Material Filed as Exhibits.

                           1. Consolidated promissory note from Raphael Benaroya to the Issuer, dated November 30, 2001.

                           2. Employment Agreement, dated November 20, 1998,
                  between the Issuer and Raphael Benaroya (filed on December 2, 1998).

                           3. Amendment, dated November 29, 2001, to
                  Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya.



Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement on Schedule 13D Amendment No. 10 is true, complete and correct.

         Name                                          Date


         RAPHAEL BENAROYA                              December 19, 2001
         ----------------
         Raphael Benaroya

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).






                                 EXHIBIT INDEX


Exhibit No.                Description

1. Consolidated promissory note from Raphael Benaroya to the Issuer, dated November 30, 2001.

2. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).

3. Amendment, dated November 29, 2001, to Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya.







                                                               Exhibit No. 1
                               CONSOLIDATED NOTE

$2,844,393.24                                              November 30, 2001


         WHEREAS, RAPHAEL BENAROYA (the "Maker") is the Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., a Delaware corporation (the "Payee");

         WHEREAS, the Payee made advances to the Maker in the total amount of $2,307,430.63 from time to time commencing February 13, 1998;

         WHEREAS, accrued and unpaid interest on the advances totals
$536,962.61;

         WHEREAS, the advances and interest thereon are represented by promissory notes of the Maker to the order of the Payee, dated November 18, 1999, in the principal amount of $2,416,437.52 and dated November 17, 2000, in the principal amount of $223,285.55 (collectively, the "Prior Notes");

         WHEREAS, the Maker and the Payee desire to consolidate the Prior Notes, including accrued and unpaid interest thereon, into this promissory note; and

         WHEREAS, both the Maker and the Payee maintain offices at 365 West Passaic Street, Rochelle Park, New Jersey 07662.

         NOW, THEREFORE, FOR VALUE RECEIVED, the Maker promises to pay to the order of the Payee, at the office of the Chief Administrative Officer of the Payee or at such other place as may be designated in writing by the holder of this Note, the principal sum of (i) Five Hundred Thirty-Six Thousand Nine Hundred Sixty-Two and 61/100 ($536,962.61) on November 30, 2002 and (ii) Two Million Three Hundred Seven Thousand Four Hundred Thirty and 63/100 dollars ($2,307,430.63) on November 18, 2003.

         Interest on the outstanding balance of principal from the date hereof is payable on November 30, 2002 and at maturity at a rate per annum ("Interest Rate") equal to the Prime Rate (as hereinafter defined).

         "Prime Rate" means the prime commercial lending rate of The Chase Manhattan Bank announced to be in effect from time to time. (The Prime Rate is not necessarily the lowest rate charged by The Chase Manhattan Bank for commercial or other types of loans, it being understood that the Prime Rate is only one of the bases for computing interest on loans made by The Chase Manhattan Bank.)

         In the event of any change in the Prime Rate, the Interest Rate shall be adjusted on and as of the effective date of any change in Prime Rate provided that in no event shall such rate exceed the maximum rate of interest permitted by law. Interest shall be calculated on the basis of a 360-day year for the actual number of days involved.

         The Maker shall have the right to prepay this Note in whole at any time, or in part from time to time, without premium or penalty, but with accrued interest on the amount being prepaid to the date of such prepayment.

         This Note replaces and supersedes the Maker's Prior Notes to the order of the Payee, receipt of which by the Maker is hereby acknowledged.

         The Maker represents that:

         (a) there are no actions, suits or proceedings pending, or to the knowledge of the Maker threatened, against or affecting the Maker which could have an adverse effect on the ability of the Maker to honor his obligations hereunder, or involving the validity or enforceability of this Note, at law or in equity; the Maker, to the best of his knowledge after due investigation, is not in default or in violation with respect to, or operating under or subject to, any order, writ, injunction, decree or demand of any court, it being understood that the existence of any such suit or proceeding which in the judgment of the Payee would have an adverse impact on the ability of the Maker to honor his obligations hereunder shall be a default hereunder;

         (b) the consummation of the transactions hereby contemplated and performance of this Note will not result in any breach of, or constitute a default under, any mortgage, deed of trust, lease, bank loan or credit agreement, partnership agreement, or other agreement or instrument to which the Maker is a party or by which he may be bound or affected;

         (c) there is no default on the part of the Maker under or with respect to this Note and no event has occurred and is continuing which with the giving of notice or the passage of time or both would constitute a default hereof;

         (d) the Maker is not insolvent and will not be rendered insolvent by execution of this Note or consummation of the transaction contemplated thereby;

         (e) the Maker has no offsets, defenses or counterclaims to the enforcement of this Note and this Note is enforceable against the Maker in accordance with its terms; and

         (f) this Note constitutes the valid and binding obligation of the Maker and is enforceable against the Maker in accordance with its terms.

         No failure on the part of the Payee to exercise, and no delay in exercising, any right, remedy or power hereunder or under any other document or agreement executed in connection herewith shall operate as a waiver thereof, nor shall any single or partial exercise by the Payee of any right, remedy or power hereunder or under any other document or agreement executed in connection herewith preclude any other or future exercise of any other right, remedy or power.

         Each and every right, remedy and power hereby granted to the Payee or allowed it by law or other agreement shall be cumulative and not exclusive and may be exercised by the Payee from time to time.

         If any payment on this Note becomes due and payable on a Saturday, Sunday or public holiday under the laws of the State of New Jersey, the maturity thereof shall be extended to the next day.

         Payment of this Note shall be secured by a Pledge Agreement of even date herewith.

         In the event that the Payee, in enforcing its rights hereunder, determines that charges and fees incurred in connection with the Note may, under the applicable laws relative to usury, cause the interest rate herein to exceed the maximum rate allowed by law, then such interest shall be recalculated and any excess over the maximum interest permitted by said laws shall be credited to the then outstanding principal balance to reduce said balance by that amount. It is the intent of the parties hereto that the Maker, under no circumstances, shall be required to pay, nor shall the Payee be entitled to collect, any interest which is in excess of the maximum legal rate permitted under the applicable laws relative to usury.

         This Note may not be changed or modified orally, nor may any right or provision hereof be waived orally, but in each instance only by an instrument in writing signed by the holder of this Note, in the case of the Payee, by its Chief Administrative Officer.

         The Maker agrees that in the event that any interest due hereunder shall become overdue for a period in excess of fifteen (15) days, a late charge of two cents ($0.02) for each dollar ($1.00) so overdue shall be charged by the Payee for the purpose of defraying the expense incident to handling such delinquent payment, which the Maker agrees to pay.

          Presentment for payment, notice of dishonor, protest and notice of protest and all other demands and notices in connection with the delivery, performance and enforcement of this Note are hereby waived.

         If this Note shall be collected by legal proceedings or through any civil court or shall be referred to any attorney because of any default, the Maker agrees to pay a reasonable sum for attorney's fees and expenses.

         This Note shall be construed, enforced, and governed by the laws of the State of New Jersey, without regard to principles of conflicts of laws.

                                          RAPHAEL BENAROYA
                                          ----------------
                                          RAPHAEL BENAROYA




                                                               Exhibit No. 3

                    AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT


         This AMENDMENT NO. 2 made as of the 29th day of November, 2001, to the Employment Agreement made as of the 20th day of November, 1998 (the "Agreement"), between UNITED RETAIL GROUP, INC., a Delaware corporation, with principal offices at 365 West Passaic Street, Rochelle Park, New Jersey 07662-6563 and RAPHAEL BENAROYA, residing at 179 Lincoln Street, Englewood, NJ 07631.

         WHEREAS, the Executive has been employed by the Company as its Chairman of the Board, President and Chief Executive Officer;

         WHEREAS, the Company desires to continue the services of the Executive, and the Executive desires to continue to provide such services to the Company, on the terms set forth in the Agreement; and

         WHEREAS, the provisions of this Amendment were recommended by the Compensation Committee of the Company's Board of Directors on November 28, 2001 and approved by the Company's Board of Directors on November 29, 2001 with the Executive abstaining.

         NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1.  Section 1(u) of the Agreement is amended to read in its entirety as follows:

                  "(u) Term of Employment shall mean the period of time commencing on November 20, 1998 and ending on July 30, 2006 or such later date as may be mutually agreed upon by the Company and the Executive."

2.  Section 4(b) of the Agreement is amended to read in its entirety as follows:

                  "(b) The Executive shall continue to be eligible to receive, and the Company shall continue to pay, a semi-annual cash incentive compensation payment ("Performance Bonus") based on the Company's consolidated operating income for the six-month periods ending January 31st and July 31st, respectively. The Executive's participation percentage shall be 60% with a semi-annual award ranging from zero to 120% of Base Salary for the six-month period in accordance with the Summary Plan Description for United Retail Group, Inc. Incentive Compensation Program for Executives as of August 4, 2001, provided, however, that the Performance Bonus shall be earned and fully vested in the Executive as of January 31st or July 31st, as the case may be, whether or not the Executive shall remain in the Company's employ after the Performance Bonus shall have vested and provided, further, that the Performance Bonus shall be paid to the Executive as soon as practicable after the consolidated operating income for the period in question shall be determined."

3.  All the other provisions of the Agreement shall remain in force unchanged.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement in Rochelle Park, New Jersey, in duplicate originals on November 30, 2001.

                                         UNITED RETAIL GROUP, INC.

                                         By: GEORGE R. REMETA
                                             ----------------
                                         Name:  George R. Remeta
                                         Title: Chief Administrative Officer

                                         RAPHAEL BENAROYA
                                         ----------------
                                         Raphael Benaroya